Exhibit 99.1

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 29, 2016

Ferroglobe PLC announces the results of its Annual General Meeting held on Wednesday June 29, 2016. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive the directors’ and auditor’s reports and the accounts of the Company for the period from 23 December 2015 to 31 December 2015.	159,046,287	99.89	7,979	0.01	92.65	152,450

2.	To approve the directors’ remuneration report (excluding the directors’ remuneration policy) for the period from 23 December 2015 to 31 December 2015.	153,070,500	96.14	6,126,951	3.85	92.65	9,265

3.	To approve the directors’ remuneration policy as set out on pages 12 to 23 of the annual report.	146,616,626	92.09	12,580,971	7.90	92.65	9,119

4.	To approve the new incentive plan, a summary of which is set out on pages 5 to 9 of the annual general meeting notice.	147,220,864	92.47	11,974,972	7.52	92.65	10,880

5.	To re-elect Alan Kestenbaum as a director	157,022,907	98.62	2,174,918	1.37	92.65	8,891

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
6.	To re-elect Javier López Madrid as a director.	158,218,259	99.38	979,016	0.61	92.65	9,441

7.	To re-elect Donald J. Barger, Jr. as a director.	148,111,588	93.03	11,085,687	6.96	92.65	9,441

8.	To re-elect Bruce L. Crockett as a director.	158,508,033	99.56	689,542	0.43	92.65	9,141

9.	To re-elect Stuart E. Eizenstat as a director.	157,913,960	99.19	1,286,017	0.81	92.65	6,739

10.	To re-elect Tomás García Madrid as a director.	136,465,455	85.71	22,732,370	14.28	92.65	8,891

11.	To re-elect Greger Hamilton as a director.	148,726,674	93.41	10,470,848	6.58	92.65	9,194

12.	To re-elect Javier Monzón as a director.	148,724,355	93.41	10,472,667	6.58	92.65	9,694

13.	To re-elect Juan Villar-Mir de Fuentes as a director.	157,674,109	99.03	1,523,407	0.96	92.65	9,200

14.	To appoint Deloitte LLP as auditor of the Company to hold office from the conclusion of the annual general meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	159,186,630	99.99	17,651	0.01	92.65	2,435

15.	To authorise the Board to determine the auditor’s remuneration.	159,138,219	99.96	64,824	0.04	92.65	3,673

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
16.	To generally and unconditionally authorise the Board, in accordance with section 551 of the Companies Act, to exercise all powers of the Company to allot shares or grant rights to subscribe for or convert any security into shares of the Company in accordance with and subject to the Articles, such authority to expire on the fifth anniversary of the annual general meeting.	129,811,569	81.53	29,382,328	18.46	92.65	12,819

17.	To empower the Board, pursuant to section 570 of the Companies Act, to allot equity securities for cash, free of the restriction in section 561 of the Companies Act but in accordance with and subject to the Articles, such power to expire on the fifth anniversary of the annual general meeting.	125,481,979	78.82	33,706,950	21.17	92.65	17,787

18.	To permit the calling of a general meeting of the Company, other than an annual general meeting, on not less than 14 clear days’ notice.	150,942,292	94.81	8,248,357	5.18	92.65	16,067

19.	To approve, upon the sooner to occur of: (i) the capital reduction approved by special resolution of the Company on 23 December 2015 becoming effective and (ii) the Company otherwise accumulating sufficient distributable profits, in respect of the quarterly dividend paid by the Company on 14 March 2016 to shareholders on the record date of 26 February 2016: (a) the appropriation of distributable profits of the Company arising from the capital reduction or otherwise to such March dividend and (b) the waiver and release of any and all claims which the Company has or may have arising out of or in connection with (x) the	158,254,103	99.40	52,696	0.03	92.65	899,917

Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
payment of the March dividend against shareholders who appeared on the register of shareholders on the record date (or their respective personal representatives and successors in title (as appropriate)) or (y) the approval, declaration or payment of the March dividend against each of the directors, and the entry into deeds of release in favour of such shareholders (or personal representatives or successors in title) and directors by the Company in the forms set out in Appendix A and Appendix B to the annual general meeting notice.